Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE
BOARD OF DIRECTORS OF FEBRUARY 2, 2015

DATE, TIME AND PLACE: On February 2, 2015 at 6:30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.         To elect the Officers ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP) number 22.346.052-7, enrolled in the tax register (CPF) under number 162.572.558-21, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 1º andar, Parque Jabaquara, CEP 04344-902, and CLÁUDIO JOSÉ COUTINHO ARROMATTE, Brazilian, married, engineer, bearer of ID (RG-IFP/RJ) under number 05.720.178-2, enrolled in the tax register (CPF) under number 991.173.127-87, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902, for the current term of office which shall terminate with the investiture of those elected at the meeting of the Board of Directors following the Annual General Meeting for 2015.

2.         To record (i) the submission of documents substantiating the meeting of conditions preliminary to eligibility pursuant to Articles 146 and 147 of Law 6.404/76 and current regulations, in particular Resolution 4.122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission (“CVM”) and (ii) that his investiture shall be formalized as soon as his election is approved by the Central Bank of Brazil (“BACEN”).

3.         Pursuant to the rules of the CMN, CVM and BACEN, to attribute responsibilities to the officers of the Company as shown below, until the investiture of the said officers, these responsibilities being those of Eduardo Mazzilli de Vassimon:

REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DO ITAÚ UNIBANCO HOLDING S.A. DE 2.2.15	fls.2

ADRIANO CABRAL VOLPINI
Prevention and Combat of Money Laundering (Law 9.613/98), BACEN Circular 3.461/09 and ICVM 301/99, being further responsible for evaluating, approving and monitoring the policies, procedures and respective sectoral compliance programs of the various business units, including those located overseas, with respect to programs for the prevention of money laundering, combat of financing of terrorism and information privacy and security, being able to designate specific areas which are under his responsibility to act with respect to these competencies.

CLÁUDIO JOSÉ COUTINHO ARROMATTE
Operational Risk Control - CMN Resolution 3.380/06
Supply of Information – BACEN Circular 3.504/10
Internal Procedures and Controls with respect to the Trading of Securities in Regulated Markets – CVM Instruction 505/11
Compliance with the Socioenvironmental Responsibility Policy – CMN Resolution 4.327/14

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), February 2, 2015. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer